Exhibit 99.95

QUALIFICATION CERTIFICATE

PURSUANT TO NATIONAL INSTRUMENT 44-101

AND NATIONAL INSTRUMENT 44-102

TO:	British Columbia Securities Commission
Ontario Securities Commission
Alberta Securities Commission
Manitoba Securities Commission

RE:	VICINITY MOTOR CORP.
Preliminary Short Form Base Shelf Prospectus dated April 5, 2021

The undersigned, being one of the executive officers of Vicinity Motor Corp. (the “Company”), hereby certifies on behalf of the Company, pursuant to sections 2.2 and 7.1 of National Instrument 44-102 Shelf Distributions and section 4.1(a)(ii) of National Instrument 44-101 Short Form Prospectus Distributions (“NI 44-101”), that as at the date of this certificate:

(i)	the Company is relying on section 2.2 of NI 44-101 in order to be qualified to file a prospectus in the form of a short form prospectus;

(ii)	all of the qualification criteria set forth in section 2.2 of NI 44-101 have been satisfied; and

(iii)	all of the material incorporated by reference in the preliminary short form base shelf prospectus and not previously filed is being filed with the preliminary short form base shelf prospectus.

DATED: April 5, 2021.

VICINITY MOTOR CORP.

(signed) “Danial Buckle”

Danial Buckle
Chief Financial Officer

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